Exhibit 13.10

Advertisement: Monogram Doug 30 Sec LEARN_BB
Duration: 30 Seconds
CTA Target: thebonebot.com
CTA Tagline: “Learn”

Dr. Douglas Unis, Founder & CMO: I do about 400 maybe 500 joints a year and I’ve seen every possible complication I’ve seen every bad outcome…and you look at the way we do joint replacement surgery, and its pretty much the same way that we’ve been doing it for 40 or 50 years. There are technologies that are maturing that can really change* the way that we do orthopedic surgery.

Narrator: Monogram is the future of orthopaedics. Visit thebonebot.com to learn more. Thats thebonebot.com.

* Testing the waters disclaimer